NEUBERGER BERMAN EQUITY FUNDS

TRUST CLASS

ADMINISTRATION AGREEMENT

SCHEDULE A

The Trust Class of the Series of Neuberger Berman Equity Funds currently subject to this Agreement are as follows:

Neuberger Berman Equity Income Fund
Neuberger Berman International Large Cap Fund
Neuberger Berman Large Cap Value Fund

Neuberger Berman Research Opportunities Fund

Neuberger Berman Small and Mid Cap Growth Fund

Date: June 12, 2009